

September 26, 2014

<u>Via E-mail</u>
Mr. James F. McCabe, Jr.
Chief Financial Officer
Handy & Harman, Ltd.
1133 Westchester Avenue, Suite N222
White Plains, New York 10604

    RE: **Handy & Harman, Ltd.**
               Form 10-K for the Year Ended December 31, 2013
               Filed February 28, 2014
               File No. 1-2394

Dear Mr. McCabe Jr.:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                              Sincerely,

                              /s/ Melissa N. Rocha

                              Melissa N. Rocha
                              Senior Assistant Chief Accountant